EXHIBIT (a)(5)(lxxxxiii)

Chuck Phillips, Executive Vice President 1/7/04 #10942	1

Key:	Jim: Jim Mendelson

Chuck:    Chuck Phillips

Questionable words/phrases in [brackets]

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS AND COMMENTS UNRELATED TO THE TENDER OFFER]

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Q: How about a PeopleSoft update and then in particular, if I read the last proxy data correctly, institutional support dropped pretty dramatically from a voting point of view. I’m wondering what you’re hearing from people as to why that happened.

Chuck: The voting actually, right now, is kind of 100% irrelevant so they can’t tender their shares right now so we’re not soliciting a tender out there actively trying to get them tendered because we can’t accept it, right? And so the conditions, we didn’t have the [poison pill] and the DOJ approval, we can’t accept it.

So then tendering is just, at best, a nominal statement of interest and that’s the way these deals normally work and the bulk of the tenders don’t happen until kind of 24 hours before you actually can get the deal done. And so it’s out there if we clear up these other conditions that that part will happen if we have the right price and all that.

So we didn’t expect that number. We’re not sure why people are [tendering]. There’s no reason right now to really tender, right, until we clear up these conditions. So we don’t have an

Chuck Phillips, Executive Vice President 1/7/04 #10942	2

active campaign to go out and get that number up because it doesn’t mean a lot until we get these other things resolved.

We’ve been trying to [say?] that and that’s the way it always works and I think most people kind of realize that, but it’s obviously easy for PeopleSoft to point to that number but they know that number doesn’t mean anything because we can’t accept the tender right now.

Q: What is the status overall?

Chuck: I would say we’ve made pretty much substantial compliance with the information they’ve been looking for from us and that took a long time, a lot of detail, an incredible amount of detailed information.

They still need more time to analyze it and come to their own conclusions and they’re still kind of interviewing people, that sort of stuff. So our expectation is it’s still several months away but we’re in the home stretch since most of the documents they wanted from us we’ve already given them and now it’s up to them.

Q: In terms of procedure, my understanding is once you guys have basically complied with their request, they have a limited amount of time with which to raise an objection, is that right?

Chuck: Well there’s two ways you can do it. The first way is once you declare a [what’s called] a substantially compliant, they have ten days.

Chuck Phillips, Executive Vice President 1/7/04 #10942	3

The second way is they can negotiate a timeframe after you’re substantially compliant to say, “Okay. Based on this volume of information, let’s negotiate a timeframe of X and I’ll get back to you then.”

Q: And is there a timeframe that’s been negotiated?

Chuck: I can’t really get into the detail yet because a lot of this stuff is still ongoing but there’s options [under             ] the options right now.

Q: What was the great big number that was thrown out there? I thought it once your compliance is eight weeks, is that not right?

Chuck: I don’t know where you heard that but maybe somebody was forecasting in regards to [            ]. That’s not any legal thing.

Q: And when did you become substantially compliant?

Chuck: We’re in the process of doing it as we speak so it’s right around this timeframe. So it’s still kind of work in process, a lot of this stuff.

Jim: I guess you would have to put the slate of directors before you would actually find out or not DOJ approval, is that right?

Chuck: Well the DOJ approval is separate from all that. They do their analysis and come out with what they’ve come out with so putting up a slate of directors is kind of something you do once you want to start affecting the transaction. So that’s a separate decision.

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Jim: Do you have to do that in January?

Chuck: To meet their requirements, but our Board would have to make that decision.

Jim: Can you talk a little bit about the competitive battle with PeopleSoft at this point? I mean, I talked to a variety of different industry contacts who, I’m hearing things like you’re very aggressively calling on some of the pending pieces of business where you’re battling with them. That Craig has been paying multiple visits and even so far as relatively small sized app deals, not necessarily the multi-million, but even as small as maybe a half million dollars in license value that [talkover] intense focus.

Chuck: I’ve been surprised at places he’s shown up. I mean, he’s been all over the place. So, yeah, you’re right. Just the small transaction he personally has been showing up and in some of those cases I have to show up to whatever or take a phone call at least, but that’s how I know where he is because [of being             ].

So he’s, you’re right, it’s gotten intense but a lot of this is kind of normal, day-to-day, gladiators battling in the field type of thing so it’s always competitive. But I think probably just a little bit more visible given what’s going on.

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Chuck Phillips, Executive Vice President 1/7/04 #10942	5

Jim: Just getting back to PeopleSoft and the acquisition, when is price a factor here and PeopleSoft stock has run up quite a bit?

Chuck: Price is always a factor. I mean, we’re not going to overpay for it just because the process has gone on a long time. And it’s not something that’s so important to us where we’ll pay any price. We’re only going to pay if it makes sense at the right price and we’ll determine that at the right time. But we’ve said all along, we’re not going to do anything stupid just to declare victory. If it’s too expensive, it’s too expensive. Okay, that’s a fine reason not to buy something.

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